FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:         SYNGENTA AG

Press Release:         "Syngenta CEO calls for holistic approach to drive a step change in rice productivity”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com	Media contact: Médard Schoenmaeckers Switzerland +41 61 323 2323	Analyst/Investor contact: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521

Basel, Switzerland, November 9, 2010

Syngenta CEO calls for holistic approach to drive a step change in rice productivity

•	Mike Mack speaks at the International Rice Congress in Vietnam

•	Urges collaborations to bring together technology, environment and people to sustainably increase rice productivity

•	Calls to include smallholder famers to advance rural economies

“With over 65 percent of the world’s hungry in Asia, progress in rice productivity is still lagging behind the advancements of other crops,” said Mike Mack, Syngenta CEO, speaking today at the International Rice Congress (IRC) in Hanoi, Vietnam. “Technology, the environment and people must be holistically addressed if we want rice to reach its full potential.”

At current consumption levels, the Asia Society and International Rice Research Institute estimate that rice production needs to grow by some four million metric tons each year to meet population growth. “This is a tremendous challenge, especially when you consider how much rice cultivation is being lost to urban expansion and the inherent competing demands for water,” said Mack. “We must ensure farmers have better integrated solutions that include seed improvements and responsible crop protection methods, and more efficient use of land and water to incentivize them to grow crops more productively.”

Mack urged collaborations to be a top priority in developing rice and supporting smallholder farmers. “The extension and transfer of knowledge is vital to improving rice productivity,” said Mack. “Collaborations and partnerships must be embraced more extensively if we want to build a sustainable livelihood in rural economies for the world’s smallholder farmers, including the more than 200 million rice farmers in Asia, while helping to meet food security.”

Rice provides 60 percent of the calorie intake for more than two billion people every day. With 90 percent of the world’s rice grown in Asia, the third International Rice Congress 2010, took place in Hanoi, Vietnam, to emphasize the importance of this key rice producing country. Themed ‘Rice for Future Generations’, Mike Mack joined the event alongside other speakers including Dr. Prabhu Pingali,

Syngenta – November 9, 2010 / Page 1 of 2

Deputy Director, Bill & Melinda Gates Foundation, Dr. Hans Herren, President, The Millennium Institute, and Dr. Kevin Gallagher, FAO Senior Staff.

Syngenta is one of the world's leading companies with more than 25,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life.  Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life.  For more information about us please go to www.syngenta.com.

Note to the editor:

Mike Mack’s IRC attendance marks the end of a three day trip through Vietnam. The purpose of the trip was to raise the awareness of rice and smallholder farmers in the face of global food security challenges and natural resource limitations. Learn more about Mack’s Vietnam trip here.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

Syngenta – November 9, 2010 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG
Date:	November 9, 2010	By:	/s/ Tobias Meili
			Name:	Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Deputy Head Shareholder Services & Group Administration